# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALDEYRA THERAPEUTICS, INC., CIK 0001341235
CUSIP: 01438T106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 131 Hartwell Avenue, Suite 320, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 04/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-258735
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,875,851; sole dispositive power 0; shared dispositive power 4,875,851; aggregate amount beneficially owned 4,875,851 (8.2% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,875,851; sole dispositive power 0; shared dispositive power 4,875,851; aggregate amount beneficially owned 4,875,851 (8.2% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,875,851; sole dispositive power 0; shared dispositive power 4,875,851; aggregate amount beneficially owned 4,875,851 (8.2% of the class)

## Item 1. Issuer
Name of issuer: ALDEYRA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 131 Hartwell Avenue, Suite 320,Lexington, MA 02421

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Aldeyra Therapeutics, Inc. ("the Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 59,708,654 outstanding shares of Common Stock as of February 26, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025.

The Master Fund directly holds 4,875,851 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own such shares. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own such shares.
Percent of class:
Perceptive Advisors: 8.2%
Mr. Edelman: 8.2%
Master Fund, Ltd: 8.2
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 4,875,851
Mr. Edelman: 4,875,851
Master Fund: 4,875,851
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 4,875,851
Mr. Edelman: 4,875,851
Master Fund: 4,875,851

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/07/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/07/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/07/2025)